Treasury - Investor Relations Department

02060065

Securities and Exchange Commission
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
U.S.A.

SUPPL

SEC MAIL RECEIVED PROCESSING
NOV 2002
WASH. D.C.

Date	Telephone number	Fax number	Reference
13 November 2002	+31-20 - 5490 509	+31-20 - 6461 099	T02.219/gl

Subject: Rule 12g3-2 (b); File no. 82-4120.

PROCESSED
DEC 09 2002
THOMSON FINANCIAL

Dear madam/sir,

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g3-3(b) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that Royal Vendex KBB N.V. is subject to the Exchange Act.

Very truly yours,
For and on behalf of J.N.M. Zomer,
Corporate Treasurer - Investor Relations Manager,

Grace E. Lapré, secretary

dlw 12/2

VENDEXKBB

PRESS RELEASE

Amsterdam, November 13, 2002

Vendex KBB begins second half with higher sales figures

The second half of the fiscal year 2002/03 has started well for Royal Vendex KBB N.V. All formats achieved higher sales in the third quarter (August to October).

Total net sales of the continued activities rose compared with the third quarter of the previous year by 14% to more than EUR 1.1 billion. About 9% of the sales increase is attributable to the acquisition of the Belgian DIY chain Brico, which has been included in the Group figures since April 1, 2002. Without Brico the sales increase was 4.9%. The comparable sales increase was 3.0% in the first quarter and 2.3% in the second quarter.

The sales increase in the third quarter was achieved in a further worsening of economic conditions. In September consumer confidence slumped to its lowest level in almost twenty years. October was the first of many months to show no further decline in consumer confidence. It is well known that in periods of economic downturn consumers are highly alert to special offers and bargain sales. All retail formats of Vendex KBB turned this to good use.

V&D, Bijenkorf and Fashion did better than in the second quarter, when their sales performance was adversely affected by the rapid decline in consumer confidence. The two department store formats can look back on highly successful sales promotions such as Bijenkorf's 'Three Crazy Days' and V&D's 'Prices Circus'. HEMA, DIY and Consumer Electronics continued to well.

HEMA

The HEMA format continued to perform well in the third quarter. Sales totaled EUR 241 million, 5.7% more than in the third quarter of last year. In the Netherlands HEMA booked a higher sales figure with practically the same number of outlets; in Belgium a 15% higher sales figure was achieved partly as a result of expansion. At the beginning of October HEMA opened its first pilot store in Germany (Neuss). The first weeks of operation were according to plan. In December a second pilot store will be started up in the Rhein Ruhr Center at Müllheim, and the opening of the largest type of HEMA (1,700 m2) will follow in March 2003 in downtown Essen.

V&D

After a sales drop of 3.8% in the first quarter and a drop of 3.5% in the second quarter, V&D's sales figure was slightly up in the third quarter. The sales increase of nearly 1% to EUR 223 million was partly due to the 'Prices Circus' in September. In the past quarter V&D has continued the clearance of old inventories at a fast rate. The cleaning up of V&D's inventories position is well on track. At the end of the current quarter V&D hardly holds any merchandise older than a year and

space has been created for up-to-date collections which will be replenished with greater frequency. At the beginning of October V&D reopened its completely renovated store in Enschede, fitted out in accordance with the latest views on merchandise presentation and shopping atmosphere. Initial results with this 'new style' V&D are positive; turnover is substantially higher than in the old situation and sales performance compares favorably with that of comparable outlets. On November 19 V&D will reopen the Maastricht store, which has also been completely refurbished. Next year twenty other outlets (together accounting for half of V&D's sales) will be equipped with elements of the new store presentation.

Bijenkorf

Bijenkorf recorded in the third quarter a 6.3% higher sales figure of EUR 118 million. This is to some extent the consequence of expansion. Compared with the third quarter of last year the fashion branches opened in September 2001 at Breda, Den Bosch and Groningen contribute a month's extra turnover (August) to the sales figure. Moreover the eleventh Bijenkorf department store which was opened at the end of August this year in Enschede boosted the sales figure in September and October. Higher sales were also achieved in the existing stores. The 'Three Crazy Days' held at the beginning of October yielded peak sales this year.

DIY

Net sales recorded by DIY (now the Group's largest business unit) rose by more than 59% to EUR 269 million. This includes the sales of the Belgian DIY chain Brico, which was taken over earlier this year and has been included in the consolidation since April 1. Without Brico the course of business was positive. The existing Dutch chains Praxis and Formido booked a sales increase of 5.3%. Brico's sales rose by 4.7% compared with the third quarter of last year. The cooperation of the Dutch and Belgian DIY activities has meanwhile taken firm shape. The various formats, while preserving their own management, name and commercial independence, have been brought together in the newly formed Vendex KBB DIY Group, a combination which is aimed in particular at deriving purchasing advantages.

Fashion

The Fashion business unit achieved in the third quarter a more than 10% higher sales figure of EUR 118 million. This increase is attributable both to expansion (M&S Mode and Hunkemöller) and to the generally positive course of business. The sales increase compares favorably with the poor growth in the second quarter, when the sales of M&S Mode in the Netherlands and Belgium lagged behind. M&S Mode's sales in both these countries recovered again in the third quarter and turned out higher than in the same period last year. Sales in France also showed an increase, partly as a result of vigorous expansion (21 new outlets). Sales in Germany were down slightly owing to the poor consumption climate in that country. Meanwhile M&S Mode has started in Spain. The first pilot store has been opened on November 8 in a suburb of Barcelona. A second pilot store will be launched on November 22.

Hunkemöller remained successful with buoyant sales. In the Benelux and Denmark double-digit growth figures were recorded. Higher sales were also realized in Germany, completely contrary to the negative trend of the market. The introduction of the Hunkemöller format in France is going well. Some elements of the assortment have been better attuned to French tastes in fashion. Hunkemöller has four outlets in France. A further three are due to be opened soon; contracts have been entered into for Metz, Evry and Duinkerken.

Claudia Sträter with the same number of outlets also realized higher sales than in the third quarter of last year. America Today's sales were up slightly.

Consumer electronics
Consumer electronics recorded in the third quarter a 5.1% higher sales figure of EUR 145 million, thereby continuing the upward trend during the fiscal year. Dixons' sales were up partly as a result of further expansion (four outlets more than last year). Dynabyte, with four more outlets, also reported further sales growth. Both formats gained market share. The sales of It's were down slightly, in line with the market development. The sales of Modern Electronics continued their recovery. More sales were realized with fifteen outlets fewer than in the same quarter of last year.

NET SALES 3rd QUARTER AND FIRST NINE MONTHS

(x million euro)	Net sales 3rd quarter		+/- in %	Net sales 9 months		+/- in %
	2002/03	2001/02		2002/03	2001/02	
HEMA	241	228	+ 5.7	679	646	+ 5.1
V&D	223	221	+ 0.9	619	632	– 2.1
Bijenkorf	118	111	+ 6.3	291	272	+ 7.0
Do-It-Yourself	269	169	+ 59.2	809	543	+ 49.0
Consumer electronics	145	138	+ 5.1	410	401	+ 2.2
Fashion	118	107	+ 10.3	350	324	+ 8.0
	1,114	**974**	**+ 14.4**	**3,158**	**2,818**	**+ 12.1**
Other activities	12	13		26	36	
Total continuing activities	**1,126**	**987**	**+ 14.1**	**3,184**	**2,854**	**+ 11.6**
Discontinued activities	–	208		349	635	
Total net sales	1,126	1,195		3,533	3,489	

The sales figures have not been audited by the external auditors.

VENDEXKBB

NET SALES PER QUARTER FOR PURPOSES OF COMPARISON

(x million euro)	2001/02 I	2001/02 II	2001/02 III	2001/02 IV	2002/03 I	2002/03 II	2002/03 III
HEMA	211	207	228	278	221	217	241
Vroom & Dreesmann	209	202	221	258	201	195	223
Bijenkorf	81	80	111	134	90	83	118
Do-It-Yourself	179	195	169	194	228	312	269
Consumer electronics	134	129	138	189	127	138	145
Fashion	94	123	107	115	106	126	118
	908	**936**	**974**	**1,168**	**973**	**1,071**	**1,114**
Other activities	11	12	13	11	7	7	12
Total continuing activities	**919**	**948**	**987**	**1,179**	**980**	**1,078**	**1,126**
NUMBER OF STORES *(continuing activities)*							
	1,501	**1,515**	**1,526**	**1,537**	**1,644**	**1,643**	**1,661**

FINANCAL AGENDA

Publication sales figures 4th quarter 2002/03	February 19, 2003
Publication annual figures 2002/03	April 8, 2003
Annual General meeting of Shareholders	May 14, 2003
Publication sales figures 1st quarter 2003/04	May 14, 2003
Publication sales figures 2nd quarter 2003/04	August 13, 2003
Publication half-yearly report 2003/04	September 9, 2003
Publication sales figures 3rd quarter 2003/04	November 12, 2003

SPECIFIC EXPLANATORY NOTE

In connection with the sale of six Vendex KBB companies to CVC Capital Partners effective as of July 31, 2002, and the closure of Dixtone in May of this year, the comparative figures for Consumer Electronics and Fashion have been adjusted. The system of adjustment is the same as earlier used for Kreymborg, Kien, Amici and FAO Schwarz. In summary :

- Do-It-Yourself: Praxis, Formido and Brico (as of 1 April 2002). The French, Spanish and Portugese activities of Brico are not consolidated, in view of the formal sale to Leroy Merlin.
- Consumer electronics (previously Hard Goods): Dixons, Dynabyte, It's, Modern Electronics and Prijstopper.
- Fashion: M&S Mode, Hunkemöller, Claudia Sträter and America Today.
- Other activities: Schaap & Citroen, AudioSonic and Vendex KBB IT Services.
- Discontinued activities: FAO Schwarz (sold January 2002), Dixtone (closed down May 2002), Kijkshop Belgium (closed down spring 2002), formats sold to CVC (as of July 31, 2002): Prénatal and Scapino (previously Fashion), Hans Anders optician's group, Siebel jeweller's group, Kijkshop and Perry Sport (previously Hard Goods).